UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

May 10, 2010

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

9 May, 2010

France Telecom and Orascom Telecom disclose additional information on their agreements on Mobinil and ECMS following the decision of the Egyptian Financial Supervisory Authority

Following the decision of the Egyptian Financial Supervisory Authority dated 3 May 2010, France Telecom ("FT") and Orascom Telecom ("OT" ) disclose today additional information on the agreements on Mobinil and ECMS signed between them. The content of this submission can be found below.

GOVERNANCE:

The governance model under the Amended and Restated Shareholders Agreement is designed to ensure (i) the consolidation by FT of the financial results of MobiNil and its subsidiaries, and (ii) that material matters relating to the finances and operations of MobiNil, ECMS and/or their material Subsidiaries may not be taken unless such actions are authorized pursuant to the approval of all of the OT Directors and a majority of the FT Directors.

The composition of the boards of MobiNil and ECMS reflects participation by OT and FT which is not materially different from the original shareholders agreement, whereby FT appoints, directly or indirectly, the majority of the members of the MobiNil and ECMS board of directors. The ECMS board of directors shall continue to include three non-executive, independent directors with relevant industry background.

ECMS' management will include a CEO appointed by FT and CFO designated from among FT candidates, whereas the Chief Technical Officer and the Chief Commercial Officer will be designated by the CEO from among OT candidates.

Under the original shareholders agreement, in case the OT and the FT representatives on the board of MobiNil fail to reach consensus on a decision, a deadlock mechanism was triggered where either party buys the other’s stake in MobiNil through a bidding process. Being the main reason behind the dispute subject matter of the arbitration between OT and FT, the parties agreed to simplify and amend such deadlock resolution mechanism and replace it with a right granted to OT in certain deadlock situations to put its shares in MobiNil and ECMS to FT for the Put Option Consideration, which consideration is calculated on a per share price.

Each of OT and FT will continue to receive the management fee amounting to 0.75% of the revenues of ECMS under the General Service Agreements entered into between each of them and ECMS, as ratified by the general meeting of ECMS.  In case of exit by OT, it will assign to FT its rights to the above management fees and enter into a transition services agreement to the benefit of ECMS enabling ECMS, at its option, to continue or terminate the various services and/or technical assistance agreements entered into with OT group, all subject to applicable laws and the approval of the competent corporate bodies of ECMS.  In consideration for the assignment referred to above and the entering into by ECMS of the transition agreement, FT shall pay to OT a fee of EUR 110 million.

CONSOLIDATION:

With respect to the impact of modifying the basis of accounting, on the shareholder’s  equity of both of OT and ECMS as a result of adopting the equity method instead of the proportionate consolidation method, kindly be advised that OT will consolidate its investment using the equity method in accordance with the Egyptian Accounting Standard No. 18, where OT' share in the net assets of ECMS at the date of entry into force of the settlement agreement shall be presented in a separate line item in the consolidated balance sheet, rather than on a line-by-line basis. As a result of this reclassification, there will be no impact on OT’s consolidated income statement and OT’s consolidated shareholders’ equity, at that date.

As for the OT’s share in the profits or losses, the changes in the shareholders’ equity of ECMS recognized after that date will be presented in a separate line item in the consolidated income statement and the consolidated statement of shareholders’ equity respectively.

By virtue of the International Financial Reporting Standards, France Telecom will fully consolidate its investment in Mobinil Telecommunications and ECMS as from the date of entry into force of the settlement agreement and the Amended and Restated Shareholders Agreement.

The modification of the basis of the accounting treatment for France Telecom and Orascom Telecom will have no effect on ECMS and the minority shareholders of ECMS.

TRADEMARK

Prior to the settlement agreement, a dispute between the relevant parties on the ownership of the "MobiNil" trademark existed. OT and FT agreed that MobiNil and ECMS shall regularize the ownership of the MobiNil Trademark in the best interests of ECMS and all its shareholders and with a view to enhance the visibility of the trademark.

FACTORS FOR THE CALCULATION OF THE $300M SETTLEMENT FEE

Under the Master Agreement, FT also agrees to pay OT a global settlement fee of USD 300,000,000 in consideration for OT's undertakings and obligations under the Master Agreement, the termination of the original shareholders agreement as well as execution of the Amended and Restated Shareholders Agreement (which results in the loss for OT of consolidation of MobiNil financial results) and the Settlement Agreement.  There is no specific contractual breakdown of the global settlement fee among the items set forth above. However, the quantum was agreed taking into account the value of the additional portion of EBITDA that will be consolidated by France Telecom in its financial statements. Such fee shall be paid by one of the FT Entities in cash on the Closing Date and is line with the benchmark of companies suffering a discount on their holdings in non consolidated assets.

The quantum and the payment of such global settlement fee do not impact ECMS and the minority shareholders of ECMS. All the more, ECMS will benefit from the global settlement between its main shareholders as it will enable ECMS to perform and pursue its development with the full support and commitment of France Telecom and Orascom Telecom. Moreover, the global settlement enables France Telecom to reinforce its long term investment in Egypt and to ensure a positive media environment for its investment.

FACTORS FOR THE CALCULATION OF THE PRICE OF THE OPTION

As for the opening put option price (221.7 as of 30/06/2010), it was calculated in reference to the weighted average market share price of ECMS for the week preceding April 14, 2010 accreted by 3% to 30/06/2010 = 220.3*(1+3%*79/360), payable in Euros at a fixed rate corresponding on the EGP:EUR rate as at the date of signing of the agreement. Each subsequent price represents a 3% annual accretion over the opening put option price. Therefore, the price of the put option does not express the parties’ view of the long term valuation of ECMS.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had in 2009 total sales of 45.9 billion euros (10.9 billion euros for the first quarter 2010) and at 31 March 2010, the Group had a customer base of 183.3 million customers in 32 countries. Orange, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates, now covers almost 131 million customers. At 31 March 2010, the Group had 123.7 million mobile customers and 13.5 million broadband internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

About Orascom Telecom

Orascom Telecom is a leading international telecommunications company operating GSM networks in high growth markets in the Middle East, Africa and Asia, having a total population under license of approximately 510 million with an average mobile telephony penetration of approximately 49% as of December 31st, 2009. Orascom Telecom operates GSM networks in Algeria ("OTA"), Pakistan ("Mobilink"), Egypt ("Mobinil"), Tunisia ("Tunisiana"), Bangladesh ("banglalink"), North Korea (“koryolink”) and Canada (“Wind Mobile”) through its indirect equity shareholding in Globalive Wireless. In addition it has an indirect equity ownership in Telecom Zimbabwe (Zimbabwe) and through its subsidiary Telecel Globe, OTH also operates in Burundi, the Central African Republic and Namibia. Orascom Telecom had almost 93 million subscribers as of December 31st, 2009.

Orascom Telecom is traded on the Cairo & Alexandria Stock Exchange under the symbol (ORTE.CA, ORAT EY), and on the London Stock Exchange its GDR is traded under the symbol (ORTEq.L, OTLD LI).

For more information visit: www.orascomtelecom.com.

Contacts

France Telecom press relations: +33 1 44 44 93 93

Béatrice Mandine: beatrice.mandine@orange-ftgroup.com

Bertrand Deronchaine : bertrand.deronchaine@orange-ftgroup.com

Orascom Telecom Investor Relations:

Telephone: +202 2 461 5050 / 51

OTInvestorrelations@otelecom.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: May 10, 2010	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer